

June 28, 2024

Timothy Babich
Chief Executive Officer
Golden Arrow Merger Corp.
10 E. 53rd Street, 13th Floor
New York, NY 10022

      Re: Golden Arrow Merger Corp.
          Amendment No. 4 to Registration Statement on Form S-4
          Filed June 20, 2024
          File No. 333-276849

Dear Timothy Babich:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 12, 2024 letter.

Amendment No. 4 to Registration Statement on Form S-4 filed June 20, 2024

The Background of the Business Combination, page 101

1.   We note your response to comment 1 and reissue the comment in part. Please expand your disclosure to explain how Bolt Threads calculated its total served addressable market of $400 million, including Bolt Threads' targeted pricing for b-silk.

Material U.S. Federal Income Tax Considerations of the Redemption Rights and the Business Combination, page 132

2.   We note your response to comment 3. Please also revise the disclosure in this section to include the tax consequences of all of the transactions covered by this proxy/registration statement, including the merger. See Item 4(a)(6) of Form S-4.

Please contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Jane Park at 202-551-7439 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Jason Simon, Esq.